SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Elicio Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28657F103

(CUSIP Number)

July 6, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 199,564
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 199,564

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

(2)

Each of the Reporting Persons is filing this Amendment No. 1 on Schedule 13G/A solely to report that it has ceased to be the beneficial owner of more than 5 percent of the common stock referred to herein.

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 5 of 9 Pages

Preliminary Note

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13G (the “Schedule 13G”) initially filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022 by each of Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”), Vifor Fresenius Medical Care Renal Pharma Ltd., an entity formed under the laws of Switzerland (“VFMCRP”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, together with Vifor (International) and VFMCRP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Elicio Therapeutics, Inc. (formerly known as Angion Biomedica Corp.), a Delaware corporation (the “Issuer”).

As a result of the expiration on December 31, 2022 of the option granted to VFMCRP by Vifor (International), as of the date of this Amendment, VFMCRP no longer beneficially owns any Common Stock.

As a result of the merger of Vifor Pharma into Vifor Pharma Participations Ltd. pursuant to a merger agreement, dated May 11, 2023, as of the date of this Amendment, Vifor Pharma no longer beneficially owns any Common Stock.

On June 1, 2023, the Issuer completed a merger transaction, in connection with which, among other matters, the Issuer issued additional shares of Common Stock as merger consideration, effected a reverse stock split of the Common Stock at a ratio of 10-for-1 and changed its name from “Angion Biomedica Corp.” to “Elicio Therapeutics, Inc.” (collectively, the “Merger”). As a result of the dilutive effects of the Merger, as of the date of this Amendment, Vifor (International) no longer beneficially owns more than five percent of the Common Stock.

Each of the Reporting Persons is filing this Amendment solely to report that it has ceased to be the beneficial owner of more than five percent of the Common Stock. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.

Item 1(a).	Name of Issuer:

Elicio Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Elicio Therapeutics, Inc.

451 D Street, 5th Floor

Boston, Massachusetts

Item 2(a).	Name of Person Filing:

Vifor (International) Ltd.

Vifor Fresenius Medical Care Renal Pharma Ltd.

Vifor Pharma Ltd.

The foregoing persons are collectively referred to herein as the “Reporting Persons.” This Schedule 13G is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

Rechenstrasse 37

CH-9014, St. Gallen

Switzerland

Item 2(c).	Citizenship:

The place of organization of each of the Reporting Persons is Switzerland.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 2(e).	CUSIP Number:

28657F103

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Item 4 is hereby amended and restated in its entirety to read as follows:

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

As of July 6, 2023, the Reporting Persons’ respective beneficial ownership was as follows:

(A)	Vifor (International)

Amount beneficially owned: 199,564 shares

Percent of class: 0.02%

Sole voting power: 0 shares

Shared voting power: 199,564 shares

Sole dispositive power: 0 shares

Shared dispositive power: 199,564 shares

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 7 of 9 Pages

(B)	VFMCRP

Amount beneficially owned: 0 shares

Percent of class: 0.0%

Sole voting power: 0 shares

Shared voting power: 0 shares

Sole dispositive power: 0 shares

Shared dispositive power: 0 shares

(C)	Vifor Pharma

Amount beneficially owned: 0 shares

Percent of class: 0.0%

Sole voting power: 0 shares

Shared voting power: 0 shares

Sole dispositive power: 0 shares

Shared dispositive power: 0 shares

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28657F103	SCHEDULE 13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: July 6, 2023	By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas
Title: Head of Finance CSL Vifor

	By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Head FP&A CSL Vifor

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA
LTD.
Dated: July 6, 2023
	By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas
Title: Head of Finance CSL Vifor

	By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Head FP&A CSL Vifor

VIFOR PHARMA LTD.

Dated: July 6, 2023	By:	Vifor Pharma Participations Ltd., as successor by merger to
Vifor Pharma Ltd.

	By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas
Title: Head of Finance CSL Vifor

	By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Head FP&A CSL Vifor

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).